DC
No Act
P.E. 12-16-02
1-02360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03005806

January 22, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-22-2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 16, 2002

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Dear Mr. Moskowitz:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to IBM by Janet Krueger. We also have received a letter from the proponent dated January 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED
2002 DEC 18 PM 12: 27
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 16, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 17 2002
WASH, D.C. 180

Subject: IBM Stockholder Proposal of Ms. Janet Krueger

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof dated November 5, 2002 (the "Proposal"), attached as **Exhibit A** hereto. The Proposal was submitted by Janet Krueger (the "Proponent"), a former IBM employee, to the International Business Machines Corporation (the "Company" or "IBM").

As drafted, the Proposal provides:

> RESOLVED that the shareholders of IBM hereby request that IBM's Board of Directors (the "Board") establish a policy and practice of fully disclosing in a single section of the Company's annual report all forms of compensation issued to Company executives. This should include, but not be limited to, salary, bonuses in all forms, loans, deferred compensation schemes such as 401k, EDSP and the IBM Savings Plan, stock options, life insurance, retirement benefits and any other executive perks that constitute a significant current or future liability for shareholders. This disclosure shall be made in plain English and in dollar terms, including the total number of participants, plan assets, costs, total projected obligation, and total benefits paid for each of the executive plans sponsored by IBM.
>
> **(sic)(See Exhibit A)**

IBM believes that the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE OF THE PROPONENT'S FAILURE TO PROVIDE THE COMPLETE AND PROPER INFORMATION REQUIRED UNDER SUCH RULE, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY TO FURNISH SUCH REQUIRED INFORMATION.

The Proponent submitted the Proposal to the Corporate Secretary on November 5, 2002 via e-mail. **(See Exhibit A).** The e-mail consisted of a note from the Proponent, together with a Microsoft Word attachment entitled "IBM2003Resolution.doc"

In her November 5, 2002 e-mail note, the Proponent stated:

> **Attached is a copy of a letter I just sent in the mail including proof of my stock ownership. If you have any questions or concerns, please give me a call.**

The Microsoft Word document which was attached to the Proponent's e-mail included two pages; (i) a one page cover letter, also dated November 5, 2002, and (ii) a copy of the stockholder proposal.

Within the cover letter, the Proponent indicated that such submission included both the Stockholder Proposal on Executive Compensation Disclosure and a Letter from Merrill Lynch dated October 8, 2002.

The Proponent stated in her cover letter of November 5, 2002 her name and address, the title of her proposal, and the fact that she held 40 shares of IBM which she claimed "were purchased before October of 2001."

The Proponent went on in her cover letter to state, in pertinent part :

> **"The attached letter from Merrill Lynch verifies my IBM shareholder status. It includes my name, account number and shares held. I will retain shareholder status of this stock throughout the 2003 IBM Stockholder Meeting period."**

Following receipt of the Proposal, the Company examined the submission, and, after checking with our transfer agent, determined that the Proponent was *not* listed anywhere on the Company's books as a record owner of IBM stock. **More importantly, the Company noted that the Proponent had not in fact included *any independent confirmatory stock ownership information* from Merrill Lynch in her submission, as she had stated in her November 5 e-mail and cover letter thereto**. Because no independent confirmatory information about the Proponent's claim of beneficial ownership accompanied the submission, the Company determined that additional information was needed from the Proponent under Rule 14a-8 as to her potential claim of beneficial ownership of IBM stock, and of the Proponent's eligibility to file a stockholder proposal under these same regulations.

The Company therefore timely sent a return e-mail letter to the Proponent on **November 7, 2002. (See Exhibit B)** Since the Proponent had stated in her **November 5, 2002** e-mail that she was the owner of 40 shares of IBM stock, the Company requested further information from the Proponent about her beneficial ownership status, and of her eligibility to file a proposal under the SEC's regulations. A complete copy of the Company's response e-mail to the Proponent seeking such beneficial ownership/eligibility information, which letter was timely issued to her on November 7 pursuant to Rule 14a-8(f)(1), is attached as **Exhibit B** hereto.

In the Company's letter, we set out, in detail, what the Proponent had to do to in order to provide us with the proper proof for her claim of beneficial IBM stock ownership under the Commission's regulations. In particular, in the second paragraph of the letter, the Company set forth the SEC's rule that:

> In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") *requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting* ***for at least one year by the date you submit the proposal***. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. In this connection, you wrote in your that you own 40 shares of IBM stock and that you were attaching a letter from Merrill Lynch confirming this. However, I don't have any letter from Merrill Lynch attached to your file. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter. *(emphasis added)*

In our letter, we acknowledged the Proponent's own statement that she held shares of IBM, but we specifically asked to receive proper proof of her continuous beneficial ownership of IBM stock from the Proponent's bank or broker. In particular, we noted to the Proponent that she had **not**, in fact, included any letter from Merrill Lynch, her broker, as she had stated in her e-mail submission.

In this connection, we also specifically called out to the Proponent that we would need to receive from her proof of beneficial ownership in a manner consistent with SEC regulations. We thereafter went on to provide a full and clear extract from the Commission's 1998 regulations, describing precisely how the Proponent should go about proving that, at the time she submitted the Proposal, she continuously held the minimum amount of IBM securities for at least one year. In this connection we wrote, in pertinent part, that:

> [i]f you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: *The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.* You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Finally, the Company also specifically called to the Proponent's attention the 14-day time limitation to reply to the Company with the proper information, writing:

> Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Since the Company initially received the Proponent's submission by e-mail, the Company promptly dispatched our response / request letter to the Proponent by e-mail on November 7, 2002. **(See Exhibit B)**

The Proponent received the Company's e-mail request the same day (November 7, 2002). She, in turn, responded to our November 7 e-mail by simply stating, in a return e-mail to IBM, also on November 7:

> The referenced letter was attached to the hard copy version of my letter and sent via the US Post Office. If you do not receive it by next week, or still have quetions about my holdings after you receive it, please let me know.
>
> In the mean time, thank you for your attention to this matter.

(sic) (See Exhibit C).

On November 8, 2002, the Company received in the U.S. mail the signed copy of the Proponent's Proposal and supporting documentation. (**See Exhibit D**) Included in the Proponent's hard copy submission was a letter from Merrill Lynch. The Merrill Lynch letter from Amy Stern, **dated October 8, 2002**, and addressed to the Proponent, stated, in pertinent part, that:

> "Per your request, you currently hold 40 shares of IBM stock in your account here titled: Janet H. Krueger IRRA. In the last 12 months, per the close of business prices, you have held at least $2,000 in market value of IBM in this account at Merrill Lynch."
>
> **(See Exhibit D)**

The October 8, 2002 Merrill Lynch letter, while timely received by IBM (i.e., within 14 days of the Proponent's receipt of IBM's request for proof of beneficial ownership), does not meet the SEC's requirements in this case. While the Merrill Lynch letter is somewhat helpful to establish the fact that the Proponent was an IBM stockholder on October 8, 2002, that does not end the inquiry. The Merrill Lynch letter does **not** satisfy the SEC's requirements for continuous beneficial ownership for the one year period required for the instant Proposal. As IBM noted to the Proponent in our November 7 e-mail, when we requested proper proof of beneficial ownership:

> Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal.

(emphasis added) (**see Exhibit B)**

The October 8, 2002 letter from Merrill Lynch confirmed ***only*** that the Proponent held a total of 40 IBM shares on October 8, 2002, for one year as of October 8, 2002. However, the Proposal was **not** submitted on October 8, 2002. It was in fact submitted nearly a month later, on November 5, 2002. Since the Merrill Lynch letter was almost a month old by the time the Proposal was submitted, it was stale. As a result, such letter did not, *and indeed could not*, confirm anything at all about the Proponent's IBM stockholdings at the time the Proposal was submitted on November 5, 2002. That is why, when we received the incomplete filing by the Proponent, IBM made specific reference, in our November 7, 2002 correspondence, to the fact that we had no confirmatory letter from Merrill Lynch as the Proponent had indicated. Moreover we went on, in detail, to specifically call out in our November 7, 2002 e-mail response to the Proponent precisely what would be required from the Proponent in order for her to properly prove her beneficial ownership status.

Having read our November 7 response, the Proponent elected to do nothing more than to rely on the Merrill Lynch letter, which the Proponent indicated was then in the mail to IBM. **(See Exhibit C)** Since such Merrill Lynch letter, when it subsequently arrived on November 8, failed to show anything about the Proponent's continuous beneficial ownership of IBM stock *at the time the Proposal was submitted* (November 5, 2002), as required by the Commission's regulations, and as was earlier called out by the Company to the Proponent in our November 7, 2002 correspondence seeking proper proof of beneficial ownership, the Proponent's submission is defective, and must therefore be omitted under Rules **14a-8(b)(1), (b)(2) and (f)** of the Commission's regulations.

In order for the Proponent to have satisfied the Commission's regulations, she would have to have provided a written statement from her broker (Merrill Lynch) verifying that she continuously held at least $2,000 of IBM securities for at least one year by the date the Proposal was submitted, as was timely and properly requested by IBM. The Proponent did not do this. In this case, it would have been necessary for the Proponent to timely submit updated corroborative evidence from Merrill Lynch that she held the minimum amount of IBM stock continuously from at least **November 5, 2001 forward**, which date was one year prior to the date the instant Proposal was actually submitted by the Proponent. This was not done. The October 8, 2002 document could not serve to prove what was required and requested by IBM, and no other independent evidence of the Proponent's continuous beneficial ownership of IBM stock was ever submitted by the Proponent or any one else.

It should therefore be clear that the Merrill Lynch letter did nothing to confirm that the Proponent continuously held minimum ownership in IBM stock for at least one year by the date the Proposal was submitted, as required by SEC regulations. Since the Merrill Lynch letter failed to show anything about the Proponent's one year continuous beneficial ownership of IBM stock *at the time the Proposal was submitted*, as required by the Commission's regulations, and as was called out and respectfully requested by the Company, the Proponent's failure to provide a proper broker's statement which complied with such regulations makes this Proposal fully excludable under the Commission's rules. The Proposal must therefore now be omitted under Rules **14a-8(b)(1), (b)(2) and (f)** of the Commission's regulations.

Moreover, there is nothing in the Proponent's own correspondence to IBM which can cure the defective Merrill Lynch letter, inasmuch as statements from a stockholder proponent cannot, in any event, serve to satisfy the Commission's regulatory requirements for ***independent*** corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 7, 2002)(stale broker's letter could not serve to prove continuous beneficial ownership of IBM stock); International Business Machines Corporation (January 14, 2002)(broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001) ; International Business Machines Corporation (January 8, 2002)(broker's letter naming another stock was defective to the stockholder's claim of continuous beneficial ownership of IBM stock); AT&T Corp (January 24, 2001)(stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)). Oracle Corporation (June 22, 2001)(proposal excluded based upon defective broker's letter which did not show that stockholder owned shares on the date the proposal was submitted).

Thus, the staff has regularly granted no-action relief to other registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. See Eastman Kodak Company (February 7, 2001)(letter from broker stating ownership from November 1, 1999 through November 1, 2000 *insufficient* to prove ownership on November 21, 2000, the date proposal was submitted); Bank of America (February 12, 2001) (broker letter confirming that Proponent had been a "shareholder of Bank of America since *at least January 1993*" deemed insufficient to prove proper and continuous beneficial ownership); Eastman Kodak Company (February 5, 2001) (statements from Deutsche Bank and Amalgamated Bank of New York deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(self-serving letter by proponent as to stock ownership coupled with *broker letter* also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)); International Business Machines Corporation (December 23, 1997)(documentary information in the form of broker's letter predating proposal deemed insufficient to prove beneficial ownership under former Rule 14a-8(a)(1)); Columbia Gas System, Inc. (March 10, 1997)(documentary information submitted by proponent deemed insufficient under former Rule 14a-8(a)(1)); Food Lion, Inc. (February 13, 1997)(to same effect); International Business Machines Corporation (November 22, 1995); Fleet Financial Group (April 17, 1995) and Chrysler Corporation (January 18, 1995) See generally Todd Shipyards Corporation (July 2, 1992)(proposal properly omitted based on inadequate documentation under former Rule 14a-8(a)(1)); Phelps Dodge Corporation (March 1, 1990) (documentation of beneficial ownership also inadequate under former Rule 14a-8(a)(1)).

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder proponent, and here, the Proponent failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. Having been given a clear and specific request for the information required by the SEC's regulations, the Proponent failed to provide proper independent corroborative information proving that the Proponent continuously held the minimum amount of IBM shares for one or more years by the date the Proposal was submitted. Pursuant to Rule 14a-8(f) of Regulation 14A, the Proponent had fourteen days from the date of receipt of the Company's November 7 e-mail request letter to respond fully by providing all of the information contemplated by the Commission's regulations, and properly requested by IBM. The fourteen day period under which the Proponent had to furnish the required information to the Company has now expired, and the information that was provided in response to the Company's request was defective. Since the Company made a timely and appropriate request under Rule 14a-8(f) for the information required by the regulations, and since we also called out clearly the specific 14 day time limitation for furnishing this information, because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove her claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2003 Annual Meeting under Rules 14a-8(b) and (f).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

In addition to the procedural defects outlined above, which defects provide a fully adequate basis for exclusion of the entire Proposal, the Proposal is also substantively deficient, and therefore also subject to exclusion under Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a Company may omit a stockholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Commission has expressed two central considerations underlying the ordinary business exclusion. See Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p 29,106). The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." (id. at 29,108) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Company believes that the instant Proposal implicates both of the underlying concerns of the ordinary business rule, and is thus fully excludable under Rule 14a-8(i)(7).

A. DISCLOSURE IN OUR ANNUAL REPORT OF ALL FORMS OF COMPENSATION TO OVER 4,900 "COMPANY EXECUTIVES" GOES WELL BEYOND "SENIOR EXECUTIVE COMPENSATION" DISCLOSURE, AND AS SUCH, THE ENTIRE PROPOSAL IS SUBJECT TO EXCLUSION UNDER RULE 14a-8(i)(7).

In Johnson Controls, Inc. (October 26, 1999) ("Johnson Controls"), the staff, in addressing the issue of whether proposals requesting additional disclosures in Commission-prescribed documents should be excluded under Rule 14a-8(i)(7), framed the question as whether the subject matter of the additional disclosure involves a matter of ordinary business; when it does, the proposal may be excluded under Rule 14a-8(i)(7). The instant Proposal seeks comprehensive disclosure in our annual report of all forms of compensation for over 4,900 "Company executives" worldwide. While at first blush it might appear that the Proponent, who is experienced in stockholder proposal matters[1], has sought to

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[1]In September 2000, the Proponent was the initial filer of a proposal entitled "Executive Compensation, Transparent Profit Reporting and Vapor Profit." Because of questions about her eligibility at that time, she voluntarily withdrew as the proponent, and the same proposal was promptly resubmitted by Mr. Donald Parry. That proposal was eventually excluded from IBM's 2001 proxy statement with staff concurrence because that proposal was also too broad. It dealt with both executive compensation matters and ordinary business matters. See International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001). The same result should apply here; the instant Proposal should be similarly excluded because it seeks disclosure in our Annual Report of compensation information for individuals who are not

structure her proposal to avoid exclusion under Rule 14a-8(i)(7), the Proponent's conscious desire for including all company executives within the scope of the desired disclosures is fatal to the instant Proposal.

The Commission has distinguished between compensation paid to directors and senior executives on the one hand, and compensation paid to other employees, including other executives who are not "senior executives" on the other hand. While the Commission continues to regard issues affecting CEO and other "senior executive" and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors, who are responsible for overseeing management performance, and therefore beyond the scope of the ordinary business exclusion (see discussion in Xerox Corporation (March 25, 1993)),[2] the Commission has also concurred to permit registrants to exclude proposals that were not clearly limited to *senior executive officers* on the basis that the proposals related to "general compensation matters." See Huntington Bancshares Incorporated (January 11, 2001) (allowing the exclusion of a proposal seeking an amendment to a company incentive compensation plan that included officers but was not limited to senior executive officers); Minnesota Mining and Manufacturing Company (March 4, 1999)(proposal seeking to limit compensation increases for the "***top 40 executives***" and to limit the CEO's compensation to amounts determined by certain formulas was properly excluded with staff concurrence, as relating to the registrant's ordinary business operations (i.e., general compensation matters)); The Student Loan Corporation (March 18, 1999)(proposal relating to compensating "***senior management*** and directors" with stock of the registrant was excluded as ordinary business under rule 14a-8(i)(7) (i.e., general compensation matters)); The Southern Company (March 18, 1985)(proposal to restrict certain retirement benefits provided by the company to its retired ***executives*** and employees properly excluded as ordinary business (i.e., the determination of retirement benefits)). The same line of reasoning should apply to the instant, overreaching Proposal, and the Proposal should be excluded outright under Rule 14a-8(i)(7).

(Footnote Continued)

senior executives. As a result, all putative disclosures must necessarily fall within the Company's ordinary business operations, and excluded outright under the rubric of Johnson Controls, Inc. (January 26, 1999).

[2] In Xerox, the staff wrote that "[t]he Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations. Accordingly, it is the Division's view that the instant proposal may be excluded from the Company's proxy material in reliance upon [former] Rule 14a-8(c)(7)."

As in the above-referenced letters, where other proponents have sought to extend the scope of the proposal beyond senior executives and directors, the instant Proponent has also consciously elected to go well beyond senior executives in tailoring her Proposal, in order to also have this Company report on many other persons' compensation and benefits falling within the Company's ordinary business operations.[3] This is impermissible under Rule 14a-8(i)(7). As a result the entire Proposal should be excluded outright.

The instant Proponent seeks comprehensive disclosure in our Annual Report of compensation information for all "Company executives." Notwithstanding the fact that a small portion of the disclosures sought by the Proposal relates to the compensation of the Company's "executive officers" (i.e., those officers defined under Rule 3b-7 of the Securities Exchange Act of 1934), the Proponent clearly -- and knowingly -- went far beyond this. The Proposal seeks for IBM to fully disclose all forms of compensation issued to Company **executives**, a group of IBM employees numbering over 4,900 worldwide. In contrast, as of March 11, 2002, IBM had a total of 23 executive officers, which we list each year in our Annual Report on Form 10-K.

Moreover, as a former IBM employee, the Proponent knew, when she wrote the Proposal, that her use of the term **"Company executives"** would expressly require compensation disclosure for thousands of IBMers, including some of her own coworkers at the IBM plant facility in Rochester, Minnesota, where the Proponent formerly worked. In this connection, her Proposal quotes from a Wall Street Journal Europe article referencing IBM; expressly stating that "***thousands of its executives*** *participate in its deferred compensation program.*"

While it is true that thousands of IBMers participate in our deferred compensation program, and that such participants include such senior executive officers as Mr. Gerstner, the Company's Chairman, as well as other senior executives, the overwhelming number of those "thousands" of participants in our deferred compensation program are ordinary IBMers who are not senior executives of the Company, and have no significant policy-making responsibilities. Such other "Company executives" include a variety of IBMers employed in such day-to-day functions as marketing, product development, procurement, manufacturing, distribution, real estate, services, maintenance and parts administration, among others. In effect, with over 4,900 "Company executives" slated by the Proponent to be covered by the Proposal, the Proponent clearly knew, at the time she drafted the Proposal, that she intended to design a Proposal which, if implemented, would go well beyond disclosures relating to "senior executive compensation," which disclosures fall outside the ambit of the ordinary business exclusion.

In fact, as a former IBM employee, the Proponent knew the Proposal, if implemented, would require the Company to create a report the size of a **"Yellow Pages Directory,"** by including all compensation information for "thousands" of her former coworkers. Indeed, even the undersigned, a

[3]IBM categorizes all positions within the Company as either non-executive or executive. There are 10 levels associated with non-executive positions, and five 5 levels associated with executive positions. The Proponent, as a former IBMer, should be familiar with these categorizations, and her Proposal seeks disclosure for all 5 levels of executives.

company lawyer -- who does virtually all of his own typing, filing, photocopying, faxing, mailing, and scheduling, as well as other plebeian activities attendant to the position without material assistance from others -- is also caught up into the Proponent's broad definition of "executive" for purposes of her annual report disclosures.

It should therefore be clear that this Proposal is not a senior executive compensation disclosure proposal, but an excludable ordinary business proposal because the Proposal seeks disclosure for "executives," a broad term covering over 4,900 IBM employees, the overwhelming number of which are not senior executives in the Rule 14-8(i)(7) sense. See Minnesota Mining and Manufacturing Company (March 4, 1999)(proposal seeking to limit compensation increases for the "***top 40 executives***" and to limit the CEO's compensation to amounts determined by certain formulas was properly excluded with staff concurrence, as relating to the registrant's ordinary business operations (i.e., general compensation matters).

Moreover, it is equally clear that the Proponent is not seeking compensation information solely on benefit plans which are limited to participation by senior executive officers and directors. Rather, the Proponent seeks compensation disclosure relating to all IBM employee benefit plans, the overwhelming number of which plans are open to, and used by, all IBM employees. Hence, in this sense, the Proposal also falls within Rule 14a-8(i)(7) and is subject to exclusion because a portion of the desired disclosures relates to benefit plans for the general employee population. Under the Proposal, disclosures would have to include compensation accrued or paid under such general IBM employee plans as the IBM Savings Plan (a normal 401(k) arrangement), the IBM Personal Pension Account, the IBM Employee Stock Purchase Plan, and the IBM Group Life Insurance Plan, among many others. Indeed, even payments under the Life Planning Account[4] and accruals under IBM Future Health Account[5] would be covered, and subject to disclosure. These types of disclosure are clearly ordinary business matters under Johnson Controls, Inc. (Oct. 26, 1999), supra.

Therefore, while a proposal relating to senior executive compensation alone may -- in circumstances not present here -- be required to be included in a company's proxy materials, if, as here, both senior executive compensation and general employee compensation matters are inextricably interwoven in a proposal, the

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[4] Under the IBM Life Planning Account, IBM reimburses employees up to $250 a year toward eligible health education and fitness programs, selected financial planning services, a portion of the premiums for the Company's Long-term Care Insurance Program, and tissue typing and registration fees under the National Marrow Donor Program. Such reimbursements constitute taxable income to the employee under Internal Revenue Service rules.

[5]The IBM Future Health Account (FHA) represents IBM's share of the cost of eligible employee's health care coverage after he/she leaves IBM. When an employee becomes eligible for FHA credits, the employee begins to accumulate an account balance that grows through monthly credits and interest credit; credits end after 10 years or if the employee terminates employment, whichever occurs first. Employees will be able to use the FHA to pay for IBM health coverage if they meet certain age and service requirements at the time they separate from IBM.

Commission has determined that such a proposal may properly be excluded as relating to a registrant's ordinary business operations.

In Comshare, Incorporated (August 23, 2000), a proposal that a registrant consider disclosing stock option targets for employees, officers and directors as a percentage of outstanding shares. The registrant argued, and the staff concurred, that the proposal fell within the registrant's ordinary business operations. The same result should apply in the instant case. As here, the Comshare proposal was all-inclusive, and did not distinguish between employee stock options, and officer and director stock options. See also Minnesota Mining and Manufacturing Company (March 4, 1999), where proposal limiting compensation increases for the "**top 40 executives**" and limiting the CEO's compensation to amounts determined by certain formulas was properly excluded *outright* with staff concurrence, as relating to the registrant's ordinary business operations (i.e., general compensation matters). The same result should apply here. Since the subject matter of the instant Proposal seeks compensation disclosure well beyond senior executives, and since the desired disclosures under the Proposal extend both to executives who are not senior executive officers, and to company benefit plans relating to the general employee population, we firmly believe the entire Proposal is subject to exclusion, and should be omitted without any need for clarification under Rule 14a-8(i)(7).

B. WHEN ANY PART OF A PROPOSAL IMPLICATES ORDINARY BUSINESS, THE ENTIRE PROPOSAL MUST BE EXCLUDED UNDER RULE 14a-8(i)(7).

As noted above, the Proposal is overly broad. Not only does it seek disclosure of data for both senior executives as well as thousands of other rank-and-file IBMers who have no significant policy-making responsibilities, the Proposal also seeks disclosure of compensation information relating to employee benefit plans under which both senior executives as well as the general employee population participate. Hence, the Proposal, being overly broad both in terms of the scope of the employees subject to the purported disclosure, as well as the benefit plans covered by the purported disclosure, is subject to exclusion under Rule 14a-8(i)(7). As applied to IBM, at the present time, by seeking compensation disclosure under all programs for over 4,900 IBM employees, the Proposal clearly relates to ordinary business matters. As a result, the Proposal is subject to exclusion in its entirety.

The Company does not believe there is any confusion over the intended scope of the Proposal, and we do not believe the Proposal should be modified or recast. Moreover, it has long been the position of the staff that if *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8(i)(7). International Business Machines Corporation (January 9, 2001; reconsideration denied February 14, 2001)(where portion of proposal related to ordinary business (i.e., the presentation of financial statements in reports to shareholders), the entire proposal was properly excluded); Wal-Mart Stores, Inc. (March 15, 1999); The Warnaco Group, Inc. (March 21, 1999)(to same effect); Kmart Corporation (March 12, 1999)(to same effect); Z-Seven Fund, Inc. (November 3, 1999) (proposal containing governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*). Thus, even assuming, ***arguendo***, that the Proposal could be read as containing both a segregable senior executive compensation component and an ordinary business component, and that part of the Proposal was outside the ambit of the ordinary business exception, this should make no difference in the final legal analysis of the entire Proposal's excludability under Rule 14a-8(i)(7). If any portion of the Proposal relates to an ordinary business matter, the *entire* Proposal should be excluded. Associated Estates Realty Corporation (March 23, 2000); E*Trade Group, Inc. (October 31, 2000). The Company therefore respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the entire Proposal outright from our proxy materials being prepared for the 2003 Annual Meeting under Rule 14a-8(i)(7).

We are sending the Proponent a copy of this submission, advising her of our intent to exclude the Proposal from the proxy materials for the 2003 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

copy, with Exhibits, to:

Ms. Janet Krueger
1725 SE 8 Avenue
Rochester, MN 55904

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

"Janet Krueger" <Janet_Krueger@common.org> on 11/05/2002 12:01:55 AM

To: Corporate Secretary/Armonk/IBM@IBMUS
cc:
Subject: Shareholder resolution on "Full Executive Compensation Disclosure"

Attached is a copy of a letter I just sent in the mail, including proof of my stock ownership. If you have any questions or concerns, please give me call.

Janet Krueger
1725 SE 8 Ave
Rochester, MN 55904
507 289 9030

(See attached file: IBM2003Resolution.doc)

- IBM2003Resolution.doc

Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904
November 5, 2002

IBM
Office of the Secretary
New Orchard Road
Armonk, NY 10504
corpsecy@us.ibm.com
Attachments: Stockholder Proposal on Executive Compensation Disclosure
Letter from Merrill Lynch dated October 8, 2002

Sir:

Attached is a 2003 IBM Stockholder Proposal. The title of my stockholder proposal is Full Executive Compensation Disclosure.

My name is Janet Krueger. I reside at 1725 SE 8 Ave., Rochester, MN 55904. I own 40 shares of IBM stock which were purchased before October of 2001. The attached letter from Merrill Lynch verifies my IBM shareholder status. It includes my name, account number, and shares held. I will retain shareholder status of this stock throughout the 2003 IBM Stockholder Meeting period. I will be in attendance at the shareholder meeting and will present my stockholder proposal to the shareholders at that time.

Thank you for your attention to this matter. If you have any questions, concerns, or problems with the resolution or any sponsors, please do not hesitate to call me at 507 289 9030. My e-mail address is jkrueger@common.org.

Sincerely,

Janet Krueger

Stockholder Proposal on Full Executive Compensation Disclosure

WHEREAS some forms of executive compensation are listed in the annual report, but they are not all listed in a single section nor with sufficient transparency for shareholders; and

WHEREAS this leaves shareholders with an incomplete picture of how the company's executives are being compensated, as well as with an incomplete picture of the company's future liabilities on behalf of their executives;

RESOLVED that the shareholders of IBM hereby request that IBM's Board of Directors (the "Board") establish a policy and practice of fully disclosing in a single section of the Company's annual report all forms of compensation issued to Company executives. This should include, but not be limited to, salary, bonuses in all forms, loans, deferred compensation schemes such as 401k, EDSP and the IBM Savings Plan, stock options, life insurance, retirement benefits and any other executive perks that constitute a significant current or future liability for shareholders. This disclosure shall be made in plain English and in dollar terms, including the total number of participants, plan assets, costs, total projected obligation, and total benefits paid for each of the executive plans sponsored by IBM.

SUPPORTING STATEMENT:
The import of full executive compensation disclosure is exemplified in a Wall Street Journal Europe article dated 10/11/2002 and titled "Corporate Books Hide another Ticking Bomb: Deferred Compensation --- Tab for Executive 'Top-Hat' Plans Rises Yearly, Usually Isn't Disclosed --- 'a Tremendously Large Obligation'", which cites:

> Companies are required to disclose only a piece of what they promise executives -- but not their total annual contributions or even how many employees participate in the plan.
> It is beyond the experience, and certainly the patience, of most shareholders. Still, incomplete information can stymie the efforts of shareholders, regulators or anyone else trying to calculate an executive's full compensation. It can keep them from being able to understand deferred compensation's impact on a company's bottom line.
> A footnote in International Business Machines Corp.'s latest proxy discloses that last year Louis V. Gerstner Jr., now 60, the company's chairman, received $300,000 in contributions to his 401(k) and the executive deferred-compensation plan. A shareholder trying to tease out how that money was allocated would have to know enough about tax law to realize that no more than $12,000 of this payment could have gone into Mr. Gerstner's 401(k) account. And only someone intimately familiar with SEC disclosure rules and the details of IBM's top-hat plan would know that the figure leaves out interest credited to his account.
> An IBM spokeswoman confirms that the bulk of the $300,000 did indeed go into Mr. Gerstner's deferred-compensation account. She says that the account's returns mirror those of the investments in his regular 401(k) account, and therefore need not be disclosed. The spokeswoman says thousands of its executives participate in its deferred-compensation program, and that the average annual deferral is $45,000.

We urge shareholders to vote FOR this proposal.

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Corporate Secretary
11/07/2002 12:41 PM

Sent by: Stuart Moskowitz

To: "Janet Krueger" <Janet_Krueger@common.org>
cc:
From: Corporate Secretary
Subject: Re: Shareholder resolution on "Full Executive Compensation Disclosure"
Importance: Normal

November 7, 2002

Ms. Janet Krueger
1725 SE 8th Avenue
Rochester, MN 55904

Dear Ms. Krueger,

I am writing to acknowledge timely receipt of your e-mail dated November 5, including a stockholder proposal.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. In this connection, you wrote in your that you own 40 shares of IBM stock and that you were attaching a letter from Merrill Lynch confirming this. However, I don't have any letter from Merrill Lynch attached to your file. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

"Janet Krueger" <Janet_Krueger@common.org> on 11/07/2002 01:07:13 PM

To: Corporate Secretary/Armonk/IBM@IBMUS
cc:
Subject: Re: Shareholder resolution on "Full Executive Compensation Disclosure"

The referenced letter was attached to the hard copy version of my letter and sent via the US Post Office. If you do not receive it by next week, or still have quetions about my holdings after you receive it, please let me know.

In the mean time, thank you for your attention to this matter.

Janet Krueger
Rochester, MN
507 289 9030

"Corporate Secretary" <corpsecy@us.ibm.com>@us.ibm.com> on 11/07/2002 11:41:51 AM

Sent by: "Stuart Moskowitz" <smoskowi@us.ibm.com>

To: "Janet Krueger" <Janet_Krueger@common.org>
cc:
Subject: Re: Shareholder resolution on "Full Executive Compensation Disclosure"

November 7, 2002

Ms. Janet Krueger
1725 SE 8th Avenue
Rochester, MN 55904

Dear Ms. Krueger,

I am writing to acknowledge timely receipt of your e-mail dated November 5, including a stockholder proposal.

In order to be eligible to submit a proposal for consideration at IBM's 2003 Annual Meeting, Rule 14a-8 of Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your proposal, we diligently searched our books and records, but were unable to find you listed as a record holder of IBM stock. In this connection, you wrote in your that you own 40 shares of IBM stock and that you were attaching a letter from Merrill Lynch confirming this. However, I don't have any letter from Merrill Lynch attached to your file. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's rules and regulations, and as fully described for your reference in this letter.

If you are a stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2003 meeting of shareholders. However, if you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation set forth in this letter must be sent to directly to my attention within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit the proposal under the applicable provisions of Regulation 14A. Thank you for your continuing interest in IBM and this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Exhibit D

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement

Janet Krueger
1725 SE 8 Ave.
Rochester, MN 55904
November 5, 2002

IBM
Office of the Secretary
New Orchard Road
Armonk, NY 10504
corpsecy@us.ibm.com
Attachments: Stockholder Proposal on Executive Compensation Disclosure
Letter from Merrill Lynch dated October 8, 2002

Sir:

Attached is a 2003 IBM Stockholder Proposal. The title of my stockholder proposal is Full Executive Compensation Disclosure.

My name is Janet Krueger. I reside at 1725 SE 8 Ave., Rochester, MN 55904. I own 40 shares of IBM stock which were purchased before October of 2001. The attached letter from Merrill Lynch verifies my IBM shareholder status. It includes my name, account number, and shares held. I will retain shareholder status of this stock throughout the 2003 IBM Stockholder Meeting period. I will be in attendance at the shareholder meeting and will present my stockholder proposal to the shareholders at that time.

Thank you for your attention to this matter. If you have any questions, concerns, or problems with the resolution or any sponsors, please do not hesitate to call me at 507 289 9030. My e-mail address is jkrueger@common.org.

Sincerely,

Janet Krueger

11-08-02P01:50 RCVD

Stockholder Proposal on Full Executive Compensation Disclosure

WHEREAS some forms of executive compensation are listed in the annual report, but they are not all listed in a single section nor with sufficient transparency for shareholders; and

WHEREAS this leaves shareholders with an incomplete picture of how the company's executives are being compensated, as well as with an incomplete picture of the company's future liabilities on behalf of their executives;

RESOLVED that the shareholders of IBM hereby request that IBM's Board of Directors (the "Board") establish a policy and practice of fully disclosing in a single section of the Company's annual report all forms of compensation issued to Company executives. This should include, but not be limited to, salary, bonuses in all forms, loans, deferred compensation schemes such as 401k, EDSP and the IBM Savings Plan, stock options, life insurance, retirement benefits and any other executive perks that constitute a significant current or future liability for shareholders. This disclosure shall be made in plain English and in dollar terms, including the total number of participants, plan assets, costs, total projected obligation, and total benefits paid for each of the executive plans sponsored by IBM.

SUPPORTING STATEMENT:
The import of full executive compensation disclosure is exemplified in a Wall Street Journal Europe article dated 10/11/2002 and titled "Corporate Books Hide another Ticking Bomb: Deferred Compensation --- Tab for Executive 'Top-Hat' Plans Rises Yearly, Usually Isn't Disclosed --- 'a Tremendously Large Obligation'", which cites:

> Companies are required to disclose only a piece of what they promise executives -- but not their total annual contributions or even how many employees participate in the plan. It is beyond the experience, and certainly the patience, of most shareholders.
> Still, incomplete information can stymie the efforts of shareholders, regulators or anyone else trying to calculate an executive's full compensation. It can keep them from being able to understand deferred compensation's impact on a company's bottom line.
> A footnote in International Business Machines Corp.'s latest proxy discloses that last year Louis V. Gerstner Jr., now 60, the company's chairman, received $300,000 in contributions to his 401(k) and the executive deferred-compensation plan. A shareholder trying to tease out how that money was allocated would have to know enough about tax law to realize that no more than $12,000 of this payment could have gone into Mr. Gerstner's 401(k) account. And only someone intimately familiar with SEC disclosure rules and the details of IBM's top-hat plan would know that the figure leaves out interest credited to his account.
> An IBM spokeswoman confirms that the bulk of the $300,000 did indeed go into Mr. Gerstner's deferred-compensation account. She says that the account's returns mirror those of the investments in his regular 401(k) account, and therefore need not be disclosed. The spokeswoman says thousands of its executives participate in its deferred-compensation program, and that the average annual deferral is $45,000.

We urge shareholders to vote FOR this proposal.

BUZZELL/FAWCETT
Terry A. Buzzell
Frank K. Fawcett
Senior Financial Advisors
Amy L. Stern
Senior Associate
201 1st Ave. SW #440
Rochester, MN 55902
507-281-6707 or 866-290-3661
Fax 507-281-6723
Private Client Group

Merrill Lynch

October 8, 2002

Janet Krueger
1725 8th Avenue SE
Rochester, MN 55904

Dear Janet,

Per your request, you currently hold 40 shares of IBM stock in your account here titled: Janet H. Krueger IRRA. In the last 12 months, per the close of business prices, you have held at least $2,000 in market value of IBM in this account at Merrill Lynch. If you need further information, please feel free to contact me.

Sincerely,

Amy L Stern

Amy Stern

RECEIVED
2003 JAN 16 PM 12: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Ms. Janet Krueger
Reference: IBM's letter to you dated December 16, 2002
My phone call to your office on January 3, 2002

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this response to IBM's letter about my shareholder proposal.

In the referenced letter, IBM claimed three reasons for requesting a no action letter. As shown below, all three arguments are faulty, and IBM's shareholders should be allowed to vote on the proposal.

I. Proof of Ownership

The SEC rule requires proof of ownership for "at least one year by the date" the proposal is submitted. I submitted proof that, for the twelve months preceding the October 8, 2002 date of the letter from my broker, "I have held at least $2,000 in market value of IBM" in my account at Merrill Lynch. I also advised IBM that I "will retain shareholder status of this stock throughout the 2003 IBM Stockholder Meeting period." The word "retain" demonstrates that I continued to hold the same stock referred to in the Merrill Lynch letter at the time the proposal was submitted to IBM, and that I intend to retain the same stock through the date of the Annual Meeting. Accordingly, since I have owned the same stock continuously since at least October 8 of 2001, the proof of ownership rule has been satisfied.

In any event, IBM's request for proof of ownership was defective, and cannot now serve as the basis for issuing a no-action letter, because IBM did not notify me of any problem with the proof of ownership that I submitted within 14 days of receiving the hard copy of my proposal. The applicable SEC rule, 14a-8(f), specifically states that, "within 14 calendar days of receiving my proposal, the company must notify me in writing of any procedural or eligibility deficiencies, as well as of the time frame for my response." IBM did notify me that the letter from Merrill Lynch was not attached to the e-mail copy of my proposal, but after it received the letter from Merrill Lynch with the hard copy, it failed to notify me "in writing [within the required period of time] of any procedural or eligibility deficiencies" with respect to the proof of ownership that I did submit with the hard copy. And because it failed to do so, it may not now seek a no-action letter.

II. The Resolution is too broad in its use of the term 'executive'

Here again, IBM is grasping at straws in order to discredit the proposal. The proposal is addressed to shareholders, not to IBM employees, and clearly uses the word 'executive' in exactly the same way IBM always used it in their proxy where they provide information to shareholders about executive compensation. The 2001 proxy statement includes a "Report on Executive Compensation" which provides a list of the executives that IBM provides disclosure for. Because IBM never qualifies the term, but under the heading of "Executive Compensation" simply provides a list of the executives that they are required to do disclosure for, it seemed logical to use the same language in my proposal. Clearly, no one could reasonably understand the use of the term "executive" in IBM's proxy statement to be references to any executives other than the ones that are subject to the SEC rules that require the disclosure of senior executive compensation, therefore, it is reasonable for reader's of my proposal, which would be included with that same proxy statement, to understand the term in the same way.

My Proposal and Statement of Support merely calls for additional disclosure with respect to the handful of top executives for whom some disclosure is already required. The WHEREAS statements framing my proposal state "some forms of executive compensation are listed in the annual report, but they are not all listed in a single section nor with sufficient transparency for shareholders" and "this leaves shareholders with an incomplete picture of how the company's executives are being compensated, as well as with an incomplete picture of the company's future liabilities on behalf of their executives." My Resolved clause calls for a new corporate policy and practice of "disclosing". The referenced Wall Street Journal article points out the difficulties shareholders currently face if they attempt to calculate "an executive's full compensation" from the information that is currently disclosed. It goes on to look at what the "latest [IBM] proxy discloses" concerning Lou Gerstner, citing the difficulty of "teasing out" full information from what is currently disclosed. All of these references provide evidence that the proposal and the supporting statement use the term "executive" to refer to the same top executives that IBM uses the term to describe when it refers to "executives" in its proxy statement. The Wall Street Journal article clearly demonstrates that the main issue is the desire for additional disclosure with respect to the deferred compensation that is awarded to the top executives of IBM, and that the proposal was submitted because "companies are now required to disclose only a piece of what they promise to [those top] executives." The point is that, when read in context, the proposal and the statement of support are clearly limited to the handful of executives for whom IBM is already required to disclose executive compensation information in the proxy statement.

IBM claims that my use of the word "ALL" is what makes my proposal be overreaching. My proposal asks the Company to fully disclose ALL forms of compensation issued to Company executives. The word is clearly meant to show that ALL forms of compensation should be disclosed, and does not attempt to expand the executive category beyond the list the company is already providing a level of disclosure for. This erroneous assumption on the part of IBM seems to be the only support for the argument that the word "executive" should be given a broader interpretation than the one that it is customarily given in the context of executive compensation disclosures. In view of the fact that the assumption is mistaken, and the fact that the proposal and supporting statement are clearly focused on certain problems with the current disclosures that are made with respect to the top senior executives, the word "executive" in the Proposal should be understood as having the customary meaning that the term is given in context of executive compensation disclosures.

III. Some of the compensation programs used by executives are available to regular employees, so disclosure of these programs would be ordinary business

The proposal only asks for a full disclosure of the level of liability the company has incurred on behalf of the executives, in one place and in understandable language. If, for example, the executives now have substantial vested amounts in the IBM employee Pension fund, the proposal only asks that the executive compensation section state what those amounts are. Terms of the IBM employee pension plan do not need to be restated or repeated – a simple reference to the footnote where IBM pension obligations are defined, paired with a statement showing how much of the fund is allocated to the disclosed executives, would fill the intent of the proposal. Properly understood, the proposal does not contain any ordinary business component all; the proposal only calls for a disclosure of the extent to which the disclosed executives benefit from benefit plans that are provided for the general employee population.

It is also important to note that the proposal does not call for any changes to executive compensation and benefit plans; the disclosure called for by the proposal could not impact that general employee population in any way, which might be another way that an ordinary business component would be created. There is simply no ordinary business component.

The IBM argument seems to overlook the analysis that the SEC staff has used in dealing with proposals that deal with executive compensation; in footnote 2 of IBM's letter, IBM quotes the language the staff used in Xerox Corporation in 1993. My proposal is "outside the scope of normal or routine practices in the running of the company's operations," because it properly presents issues concerning "CEO and other senior executive . . . compensation" that affect "the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance."

If IBM is correct that a shareholder proposal concerning executive compensation has a fatal ordinary business component if it involves a form of compensation that is made available to the general employee population, then there could be no shareholder proposals that call for limits on executive compensation, because one component of an executive's compensation is salary, and salary is a form of compensation that is made available to the general employee population. This result would be contrary to the analysis that the SEC staff used in Xerox, because it would no longer matter that a proposal concerns senior executive compensation issues "affecting the nature of the relationships among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance."

IV. Concluding Remarks

In writing both the proposal and this response, I relied on SEC's Staff Legal Bulletin 14A, posted at http://www.sec.gov/interps/legal/cfslb14a.htm. I am not a lawyer, and do not have access to all of the various briefs and citations so carefully quoted by IBM. My proposal fits into the intent of the SEC guidelines; it is seeking a full understanding of IBM's liability to the executives, and as such, should not be disqualified.

To be honest, I am a bit surprised that IBM did not attempt to discredit my proposal by stating that they already provide a full and comprehensive picture of executive compensation. The fact that they attempted to discredit my proposal through technicalities implies that there is, indeed missing information, and that there are aspects of executive compensation that they would prefer to continue to hide from the company shareholders.

I would be willing to change the wording in my proposal to refer to "senior executives" rather than "executives", simply to clarify my proper and non-defective proposal, in order to assure that it could not possibly be misunderstood by shareholders in the way it has been misunderstood by Mr. Moskowitz.

The SEC should support the request for full, comprehensive disclosure, and ask IBM to include my proposal in their next proxy.

If you have any questions relating to my proposal, please do not hesitate to contact me at (507) 289-9030. Thank you for your attention and interest in this matter.

Very truly yours,

Janet Krueger
IBM Shareholder

copy to: Stuart S. Moskowitz, Senior IBM Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated December 16, 2002

The proposal requests that the board of directors establish a policy and practice of "fully disclosing in a single section of the Company's annual report all forms of compensation issued to Company executives."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IBM's request, documentary support evidencing that she continuously held IBM's securities for the one-year period as of the date that she submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jennifer R. Bowes
Attorney-Advisor